UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0001130713

OVERSTOCK.COM 401(k) PLAN

OVERSTOCK.COM, INC.
6350 South 3000 East
Salt Lake City, Utah  84121

OVERSTOCK.COM 401(k) PLAN

 ___________________________

*     Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Overstock.com 401(k) Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Overstock.com 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Overstock.com 401(k) Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Salt Lake City, Utah
June 26, 2015

OVERSTOCK.COM
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Investments at fair value:
Mutual funds	$26,610,932	$21,051,269
Common stock of Plan Sponsor	3,553,442	4,347,534
Money market funds	3,191,875	3,284,305
Total investments	33,356,249	28,683,108
Receivables:
Notes receivable from participants	816,949	554,839
Total receivables	816,949	554,839
Total assets	34,173,198	29,237,947
Liabilities:
Corrective distributions payable — excess employee contributions	141,476	—
Net assets available for benefits	$34,031,722	$29,237,947

See accompanying notes to financial statements.

OVERSTOCK.COM
401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

2014
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,729,550
Net depreciation in fair value of investments	(1,014,559)
Total net investment income	714,991
Interest income on notes receivable from participants	32,665
Contributions:
Participant	3,751,075
Employer discretionary matching contributions	2,661,291
Rollovers	565,134
Total contributions	6,977,500
Total additions	7,725,156
Deductions from net assets attributed to:
Benefits paid to participants	2,915,129
Administrative expenses	16,252
Total deductions	2,931,381
Net increase in net assets available for benefits	4,793,775
Net assets available for benefits:
Beginning of year	29,237,947
End of year	$34,031,722

See accompanying notes to the financial statements.

OVERSTOCK.COM
401(k) PLAN
Notes to Financial Statements

Note 1 - Plan Description

The following is a general description of the Overstock.com 401(k) Plan (the “Plan”). Participants should refer to the Summary Plan Description ("plan document") for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was originally adopted by Overstock.com, Inc. (the “Company” or “Plan Sponsor”) in 1998 and has been amended since that date. Participation in the Plan is open to all eligible employees of the Company (individually, a “Participant” and collectively, “Participants”) and its named subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

The Overstock.com 401(k) Administrative Committee consists of certain employees of the Company and oversees the administration of the Plan.

Trustee

The Plan has engaged Fidelity Management Trust Company (the “Trustee”) as Trustee to the Plan and all Plan assets are held in trust with the Trustee. The Plan has also engaged Fidelity Workplace Services LLC (the “Record Keeper”) which provides recordkeeping and administrative services to the Plan.

Eligibility

At December 31, 2014, employees were eligible to participate in the Plan subject to meeting the following criteria: (1) three months of service at the Company; and (2) reaching 21 years of age. Upon meeting both criteria employees may enter the Plan at the beginning of the following quarter, or any time thereafter. Prior to April 2014, the required service period for eligibility was six months of service.

Contributions

Participants may contribute up to 92% of their annual compensation as defined by the Plan on a before tax or after tax basis, provided the amounts do not exceed the annual limits imposed by the Internal Revenue Code (the “IRC”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may contribute a discretionary matching percentage of these contributions subject to certain limitations. For the year ended December 31, 2014, the Company matched 100% of Participant contributions up to 6% of annual compensation. The discretionary match is calculated and funded on a per pay period basis with a year-end “true up” for annual compensation, if necessary. Participants may elect to rollover amounts from other qualified plans into the Plan provided that certain conditions are met. For the year ended December 31, 2013, the Company matched 50% of Participant contributions up to 6% of annual compensation on a per pay period basis.

Subsequent to December 31, 2014 and effective January 1, 2015, the Administrative Committee amended the 401(k) Plan to cause matching contributions under the Plan to constitute safe harbor matching employer contributions. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions and will automatically satisfy the nondiscrimination testing requirements under the IRC section 401(m).

The Company may make, at its sole discretion, an annual profit-sharing contribution. The Company made a profit-sharing contribution of $72,525 for the year ended December 31, 2014 related to corrective contributions under the Voluntary Correction Program ("VCP"). See note 5 for further discussion on VCP corrective contributions.

Participant Accounts

Separate accounts are valued daily and maintained for each Participant and each Participant’s account is credited with the Participant’s contribution, and an allocation of the Company’s discretionary matching contribution and discretionary profit-

sharing contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. Once eligible, Participants may elect to have contributions invested or transferred to any one or any combination of the investment funds available at any time, including the common stock of the Plan Sponsor.

Vesting

Participants in the Plan are 100% vested at all times with respect to their own contributions in the Plan and the earnings thereon. Effective April 1, 2014, participants are also 100% vested with respect to Company discretionary matching and profit sharing contributions and earnings on those contributions. The vesting of former employees who terminated employment with the Company prior to April 1, 2014 was not affected by this change.

During the year ended December 31, 2013 and through March 31, 2014, vesting was based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. Regardless of length of employment, a Participant was 100% vested in Company discretionary matching and profit sharing contributions and earnings on those contributions if the Participant continued in employment with the Company until age 65, or if the Participant died or became disabled while employed by the Company. Amounts contributed by the Company which were forfeited by Participants as a result of the Participants’ separation from service prior to becoming 100% vested are be used to first pay administrative expenses of the Plan, and then applied to reduce contributions of the Company.

At December 31, 2014 and 2013, forfeited non-vested accounts totaled $13,970 and $653,035, respectively. For the year ended December 31, 2014, the Plan Sponsor allocated $530,911 of forfeited non-vested accounts to offset employer contributions, which included $384,929 of VCP corrections and $0 for administrative expenses.

Administration

The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2014, the Company paid $51,378 of the record-keeping expenses, trustee expenses, administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; and (2) disability or death. Upon occurrence of one of these events, the Participant (or the designated beneficiary) may receive a lump sum distribution equal to the vested value of the account or receive the vested value of the account in periodic installments, transfer the vested value of the account to an Individual Retirement Account or other qualified retirement plan, or maintain the vested value of the account in the Plan subject to certain fees. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified retirement plan, or maintain the vested value of the account in the Plan. In addition, a Participant may withdraw an amount from his or her account attributable to the Participant’s own contributions to the Plan necessary to satisfy an immediate and heavy financial need of the Participant or, upon the attainment of age 59 ½, all or any portion of the Participant’s vested account balance. In certain cases, the Plan also allows for involuntary automatic distribution of a terminated Participant’s account balance totaling less than $5,000.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a Participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the Participant’s account and bear interest at a fixed interest rate commensurate with local prevailing lending rates determined by the 401(k) Administrative Committee. A borrowing Participant pays principal and interest ratably through payroll deductions. Loans are due in full within 60 days of termination. Notes receivable from Participants at December 31, 2014 and 2013 bear interest at 5.25%. At December 31, 2014, loan maturity dates range from January 2015 to November 2024.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption; however, the Company reserves the right to amend or terminate the Plan. No amendment or termination may deprive any Participant of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each affected Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Excess Employee Contributions

Excess employee contributions represent contributions withheld from Participants in excess of IRC limitations that were refunded to Participants subsequent to year end. Excess employee contributions at December 31, 2014 totaled $141,476. These amounts were refunded to Participants in 2015, and are recorded as a liability in the statement of net assets available for benefits.

Note 2 - Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2014 and 2013, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2014. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant accounts, balances, and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation

The Plan’s investments are stated at fair market value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes gain and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from Participants’ compensation. Company discretionary matching contributions are recorded in the same period. Company profit sharing contributions, if any, are accrued in the period for which they are authorized and are deposited with the Trustee in the following year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

Benefit Payments

Benefits are recorded when paid.

Note 3 - Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2014 and 2013:

	2014		2013
American Century Investments Income Investor Class	$539,190		$420,586
Cohen and Steers Realty	132,281		54,372
Columbia Acorn International Z Fund	71,284		47,686
Fidelity Asset Manager 20%	—		8,772
Fidelity Asset Manager 40%	18,794		2,725
Fidelity Asset Manager 60%	23,836		13,681
Fidelity Asset Manager 85%	86,185		12,427
Fidelity Balanced Fund	583,639		234,161
Fidelity Blue Chip Growth	1,789,467	*	1,442,891
Fidelity Contrafund	2,883,069	*	2,562,230	*
Fidelity Dividend Growth	—		516,048
Fidelity Freedom 2000	—		59,425
Fidelity Freedom 2005	—		39,155
Fidelity Freedom 2010	116,160		130,171
Fidelity Freedom 2015	461,476		438,546
Fidelity Freedom 2020	671,943		526,403
Fidelity Freedom 2025	348,269		196,633
Fidelity Freedom 2030	901,796		687,383
Fidelity Freedom 2035	1,932,381	*	1,544,860	*
Fidelity Freedom 2040	1,943,926	*	1,385,083
Fidelity Freedom 2045	1,721,209	*	1,239,812
Fidelity Freedom 2050	1,563,893		931,312
Fidelity Freedom 2055	369,835		104,542
Fidelity Freedom Income	76,279		57,758
Fidelity Low-Priced Stock	1,263,546		1,127,750
Fidelity Small-Cap Discovery	1,232,302		926,022
Fidelity Strategic Income	93,063		47,534
Heartland Value Plus	24,114		25,229
Invesco High Yield Institutional Class	344,862		331,767
Morgan Stanley Institutional Mid-Cap Growth Class A	895,644		867,555
Oakmark International	1,396,413		1,488,312	*
Oppenheimer Developing Markets	345,920		165,838
PIMCO Commodity Real Return	13,160		49,938
PIMCO Total Return Administrative Class	982,121		1,172,657

Continued on the following page

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2014 and 2013 (Continued):

	2014		2013
Ridge Worth Mid-Cap Value Equity Class	1,070,322		814,662
Spartan Extended Market Index Adv	565,162		368,334
Spartan 500 Index Fund Investor Class	2,090,237	*	961,411
TCW Small-Cap Growth	59,154		47,598
Total mutual funds	26,610,932		21,051,269
Fidelity Retirement Money Market	3,191,875	*	3,284,305	*
Company stock of Plan Sponsor	3,553,442	*	4,347,534	*
Total investments	$33,356,249		$28,683,108

* Represents 5% or more of investments in the Plan’s net assets available for benefits at the indicated date.

During 2014, the Plan’s investments (including net gains and losses on investments bought, sold and held during the year) depreciated in value by $1,014,559 as follows:

2014
Company stock of Plan Sponsor	$(805,194)
Mutual funds	(209,365)
$(1,014,559)

Note 4 - Fair Value Measurements

FASB ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The assets or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASU 2010-06:

A. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the Plan at year-end.

Money market funds: Valued at the closing price reported on the active market on which the individual mutual funds are traded.

Common stock of Plan Sponsor: Valued using the last reported sales reported on an active market prior to close of the Plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables classify the investment assets measured at fair value by level within the fair value hierarchy at December 31, 2014 and 2013:

		Basis of Fair Value Measurements
	Balance at
	December 31, 2014	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$2,655,399	2,655,399	—	—	A
Balanced funds	11,451,875	11,451,875	—	—	A
Growth funds	11,176,675	11,176,675	—	—	A
Fixed income funds	1,326,983	1,326,983	—	—	A
Money market funds	3,191,875	3,191,875	—	—	A
Common stock of Plan Sponsor	3,553,442	3,553,442	—	—	A
	$33,356,249	33,356,249	—	—

		Basis of Fair Value Measurements
	Balance at
	December 31, 2013	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$1,329,745	1,329,745	—	—	A
Balanced funds	8,080,969	8,080,969	—	—	A
Growth funds	10,136,131	10,136,131	—	—	A
Fixed income funds	1,504,424	1,504,424	—	—	A
Money market funds	3,284,305	3,284,305	—	—	A
Common stock of Plan Sponsor	4,347,534	4,347,534	—	—	A
	$28,683,108	28,683,108	—	—

Note 5 - Tax Status of the Plan

On March 31, 2008, the Internal Revenue Service (“IRS”) issued an opinion letter stating that the volume submitter plan document adopted by the Plan, as then designed, qualifies under Section 401(a) of the Code. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During 2013, the Plan sponsor identified certain operational issues with respect to the Plan and filed an application with the

IRS under the VCP to correct these issues. During 2014, the IRS approved the VCP and, in accordance with the VCP, the Plan sponsor made corrective employer contributions in the amount of $384,929. These corrective contributions were fully offset by forfeiture accounts.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

Note 6 - Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock. These transactions are considered exempt party-in-interest transactions. Fees incurred by the Plan for investment management services totaled $16,252 for the year ended December 31, 2014.

Note 7 - Reconciliation of the Financial Statements and Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits as reported in the
Financial statements	$34,031,722	$29,237,947
Plus corrective distributions payable	141,476	—
Net assets available for benefits as reported in the Form 5500	$34,173,198	$29,237,947

The following is a reconciliation of the statement of changes of net assets available for benefits as reported in the financial statements to the Form 5500 at December 31, 2014:

2014
Net increase in net assets available for benefits per the financial statements	$4,793,775
Plus corrective distributions payable at December 31, 2014	141,476
Net income per the Form 5500	$4,935,251

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM
401(k) PLAN
Employer Identification Number 87-0634302
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
December 31, 2014

	(b)	(c)
	Identity of issue, borrower,	Description of investment including maturity date,	(d)	(e)
(a)	lessor or similar party	rate of interest, collateral, par or maturity value	Cost	Current value
	Mutual funds:
	American Century Investment	American Century Investments Income Investor Class	***	$539,190
	Cohen and Steers Capital	Cohen and Steers Realty	***	132,281
	Columbia Mgmt. Investment Distributors	Columbia Acorn International Z Fund	***	71,284
*	Fidelity	Fidelity Asset Manager 40%	***	18,794
*	Fidelity	Fidelity Asset Manager 60%	***	23,836
*	Fidelity	Fidelity Asset Manager 85%	***	86,185
*	Fidelity	Fidelity Balanced Fund	***	583,639
*	Fidelity	Fidelity Blue Chip Growth	***	1,789,467
*	Fidelity	Fidelity Contrafund	***	2,883,069
*	Fidelity	Fidelity Freedom 2010	***	116,160
*	Fidelity	Fidelity Freedom 2015	***	461,476
*	Fidelity	Fidelity Freedom 2020	***	671,943
*	Fidelity	Fidelity Freedom 2025	***	348,269
*	Fidelity	Fidelity Freedom 2030	***	901,796
*	Fidelity	Fidelity Freedom 2035	***	1,932,381
*	Fidelity	Fidelity Freedom 2040	***	1,943,926
*	Fidelity	Fidelity Freedom 2045	***	1,721,209
*	Fidelity	Fidelity Freedom 2050	***	1,563,893
*	Fidelity	Fidelity Freedom 2055	***	369,835
*	Fidelity	Fidelity Freedom Income	***	76,279
*	Fidelity	Fidelity Low-Priced Stock	***	1,263,546
*	Fidelity	Fidelity Small-Cap Discovery	***	1,232,302
*	Fidelity	Fidelity Strategic Income	***	93,063
	Heartland Funds	Heartland Value Plus	***	24,114

Continued on the following page

OVERSTOCK.COM
401(k) PLAN
Employer Identification Number 87-0634302
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
December 31, 2014
(Continued)

	(b)	(c)
	Identity of issue, borrower,	Description of investment including maturity date,	(d)	(e)
(a)	lessor or similar party	rate of interest, collateral, par or maturity value	Cost	Current value
	Invesco Advisers	Invesco High Yield Institutional Class	***	344,862
	Morgan Stanley Investment	Morgan Stanley Institutional Mid-Cap Growth Class A	***	895,644
	Harris Associates	Oakmark International	***	1,396,413
	Oppenheimer Funds	Oppenheimer Developing Markets	***	345,920
	Pacific Investment Management	PIMCO Commodity Real Return	***	13,160
	Pacific Investment Management	PIMCO Total Return Administrative Class	***	982,121
	Ridge Worth Investments	Ridge Worth Mid-Cap Value Equity Class	***	1,070,322
*	Fidelity	Spartan Extended Market Index Adv	***	565,162
*	Fidelity	Spartan 500 Index Fund Investor Class	***	2,090,237
	TCW Investment Management	TCW Small-Cap Growth	***	59,154
				26,610,932
	Money market fund:
*	Fidelity	Fidelity Retirement Money Market	***	3,191,875

	Common stock of Plan Sponsor:
**	Overstock.com, Inc.	Common stock of Plan Sponsor	***	3,553,442

	Participants:
*	Various	Loans to participants, at 5.25% interest maturing through 2024	***	816,949
				$34,173,198

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant-directed, therefore disclosure of cost is not required.

See accompanying report of independent registered accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

By: OVERSTOCK.COM, INC., Plan Administrator

Date:	June 26, 2015	By:	/s/ Robert P. Hughes
Robert P. Hughes Title: Senior Vice President, Finance and Risk Management
(principal financial officer)